October 22, 2010

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Attention:	Mecox Lane Limited
Request for Withdrawal of Filing of Pre-Effective Amendment No. 1 to
Registration Statement on Form F-6 (File No. 333-169796)

Dear Sir or Madam:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby respectfully makes an application to the Securities and Exchange Commission (the “Commission”), to withdraw Pre-Effective Amendment No. 1 (the “Pre-Effective Amendment”) to the Registration Statement on Form F-6 (the “Registration Statement”), filed on October 13, 2010, due to the fact that it was inadvertently filed as a pre-effective amendment to the Registration Statement on Form F-1 when it should have been filed as a pre-effective amendment to the Registration Statement on Form F-6.

The Pre-Effective Amendment was transmitted and accepted by the Commission on October 13, 2010, (accession no. 0001193125-10-228739) under SEC File Number, “333-169796”, instead of SEC File Number “333-169842.” No securities were sold in connection with this Pre-Effective Amendment or the corresponding Registration Statement. The Registrant intends to immediately re-file its Pre-Effective Amendment No. 1 to Form F-6 using the SEC File Number: “333-169842”.

JPMorgan Chase Bank, N.A., as Depositary

By:	/s/ Gregory A. Levandis
Gregory A. Levandis Vice President

Mecox Lane Limited

By:	/s/ Paul Bang Zhang
Paul Bang Zhang Chief Finance Officer